717 TEXAS AVENUE, SUITE 1000 HOUSTON, TX 77002

June 27, 2017
VIA EDGAR
Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561

RE:       Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2016, filed on February 10, 2017 (File No. 001-12079) (the “2016 Form 10-K”)
Response Letter dated May 15, 2017 (File No. 001-12079)

Dear Ms. Thompson:
This letter is being furnished in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in a letter addressed to Zamir Rauf, Executive Vice President and Chief Financial Officer of Calpine Corporation, dated May 30, 2017 (the “Comment Letter”), with respect to the above referenced filings. As used in this letter, “we,” “us,” “our,” the “Company” and “Calpine” refer to Calpine Corporation and its subsidiaries unless the context requires otherwise. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the respective filing.
For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA, page 58

1.
We note your response to comment 1. We do not concur with your conclusion that it is appropriate to exclude major maintenance expense from Adjusted EBITDA. Please omit major maintenance expense from your reconciliation of Adjusted EBITDA. However, we would not object to the presentation of major maintenance expense as supplemental information.

Response:
As discussed in our recent teleconference, we acknowledge the Staff's comment and intend to transition from reporting Adjusted EBITDA, a non-GAAP performance measure, to reporting Unlevered Adjusted Free Cash Flow, a non-GAAP liquidity measure, in compliance with the applicable requirements and related guidance for reporting of non-GAAP liquidity measures. We undertake to complete this transition over the next two quarterly reporting periods, which we believe is a reasonable period of time to enable our investors to understand the relationship between Adjusted EBITDA and Unlevered Adjusted Free Cash Flow. Further, we acknowledge the Staff’s comment and, subsequent to the aforementioned transition period, should we present Adjusted EBITDA as a non-GAAP performance measure in the future, we undertake to revise our calculation of Adjusted EBITDA so that major maintenance expense is not excluded as a non-GAAP adjustment. We would only disclose the amount of major maintenance expense as supplemental information to the

Ms. Jennifer Thompson
United States Securities and Exchange Commission
June 27, 2017

non-GAAP financial measure.

2.	We note your response to comment 2. Please address the following:

•	Explain to us why adjusting for contract amortization in arriving at Adjusted EBITDA is useful to investors.

•
Tell us how much of the contract amortization adjustment separately relates to 1) items associated with intangible assets or derivative assets and liabilities that were recorded at fair value at the time of business combinations and 2) the amount related to long-term forward physical power sales contracts which were initially accounted for as derivatives prior to your election of the normal purchases normal sales derivative accounting exemption during 2015.

•
Tell us the average remaining life of the acquired commodity contacts and the average remaining life of the power contracts previously accounted for as derivatives. In this regard, tell us the average remaining period over which you will amortize these fair value adjustments.

•
We note that the adjustment for each year adds back a net expense amount. Explain to us whether the amortization of any acquired commodity contracts or any power contracts previously accounted for as derivatives has a positive impact on your earnings, and if so, whether they are included in this contract amortization adjustment.

Response:
We believe that excluding depreciation and amortization from Adjusted EBITDA is useful to investors as this balance represents the non-cash amortization of assets and liabilities carried on our Consolidated Balance Sheets. As noted in our previous response, contract amortization represents the amortization of intangible assets and liabilities reflective of the fair value of commodity contracts recorded through business combination accounting and upon election of accrual accounting treatment for legacy derivative agreements and, although the amortization is recurring, the events (business combination or normal purchases normal sales election date) associated with the amortization are discrete and non-recurring in nature and relate to historical transactions. For consistency and comparability purposes, we believe that the amortization of all such balances should be excluded from EBITDA to arrive at Adjusted EBITDA. This aligns with the treatment of amortization expense related to other intangible assets and long lived assets within the EBITDA calculation. The value associated with these commodity contracts, exclusive of the non-cash amortization, recorded in our Consolidated Statements of Operations reflects the true economic effect of cash settlements related to these commodity contracts for the periods presented. This presentation is also beneficial to investors for comparability purposes as the companies in our direct peer group also adjust for contract amortization in their calculation of Adjusted EBITDA. We believe that these rationales are clearly outlined in our filings, including our disclosure on page 59 of our 2016 Form 10-K (underlines added for emphasis):
“We believe Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.”
Additionally, “. . . our management uses Adjusted EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our Board of Directors, shareholders, creditors, analysts and investors concerning our financial performance.”
The tables below present quantitative information regarding our contract amortization recorded for the years ended December 31, 2016, 2015 and 2014 and as of December 31, 2016:

Ms. Jennifer Thompson
United States Securities and Exchange Commission
June 27, 2017

(in millions)	2016	2015	2014
Amortization – acquired commodity contracts	$110	$18	$14
Amortization – contracts previously accounted for as derivatives	12	2	—
Total	$122	$20	$14

(in years)	December 31, 2016
Average remaining life – acquired commodity contracts	2.9 years
Average remaining life – contracts previously accounted for as derivatives	5.7 years
Average remaining amortization period – all contracts	3.3 years
Although these commodity contracts have varying tenors extending through December 31, 2027, a significant portion (more than 50%) of the net fair value of the remaining unamortized balance on our Consolidated Balance Sheet as of December 31, 2016 associated with these contracts will be amortized to earnings over the next two years.
We present our contract amortization, which could have a positive or negative effect on our earnings based on the characteristics of each individual contract, as a net amount in the reconciliation of our Adjusted EBITDA. The amortization relating to commodity contracts acquired in business combinations during 2015 and 2016 includes both retail energy sales contracts and wholesale energy purchase contracts, whose fair values offset on the date of acquisition resulting in a net asset balance recorded in accordance with business combination accounting. The amortization for both our retail and wholesale contracts is included in the contract amortization amounts reflected within the above table. Additionally, the fair value being amortized for a specific contract may result in both asset balances and liability balances being amortized during the life of the contract on a monthly basis as the monthly amortization is based on the relationship between the contract price and the market price on the acquisition or designation date.
As noted above, the contract amortization adjustment in our calculation of Adjusted EBITDA reflects the net amortization expense associated with the fair value of commodity contracts acquired through business combinations and the amortization expense associated with contracts previously accounted for as derivatives. While the net contract amortization balance has not had a positive effect on our earnings for any year presented and we do not anticipate that our contract amortization will have a net positive effect on our earnings in any year in the future, the net balance is reflective of the amortization associated with both assets and liabilities and the amortization associated with liabilities resulted in a gain recorded to earnings. To ensure appropriate and consistent presentation, we have excluded amortization gains as well as amortization expense associated with these contracts in the calculation of Adjusted EBITDA.
Item 8. Financial Statements and Supplementary Data
Form 8-K Filed February 10, 2017
Exhibit 99.1
Net Income (Loss), As Adjusted Reconciliation, page 19

3.
We note your response to comment 6. Please explain to us in more detail why you have proposed to present an effective tax rate that differs from your consolidated effective tax rate for the specific items for which you are adjusting when calculating net income/loss, as adjusted. To assist us in understanding your response, please show us how your presentation of this measure would have differed for each of the year ended December 31, 2016 and the quarter ended March 31, 2017, including a detailed explanation of how the tax effect would have been calculated. Your response should clearly explain how these specific adjustments, if hypothetically made in these specific periods, would have changed the consolidated amount of current and deferred income tax expense recorded on your books, and why your proposed methodology of averaging your state and foreign tax rates is a reasonable estimate of that tax effect given the tax jurisdictions to which these adjustments relate.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
June 27, 2017

Response:
We have determined that the non-GAAP measure, Net income (loss), as adjusted, is not used by our management or investors in evaluating our operating performance. We have therefore decided at this time that we will discontinue reporting Net income (loss), as adjusted, in future filings. However, we acknowledge the Staff’s comment and undertake to use our consolidated effective tax rate should we decide to report this non-GAAP measure or a non-GAAP measure similar to Net income (loss), as adjusted, in the future.

****
We appreciate the assistance the Staff has provided with its comments on the above referenced documents as originally filed, and we will be pleased to respond promptly to any requests for additional information. My phone number is (832) 325-1591.

Sincerely:

/s/ JEFF KOSHKIN
Jeff Koshkin
Senior Vice President and
Chief Accounting Officer

cc:	Zamir Rauf, Executive Vice President and Chief Financial Officer
W. Thaddeus Miller, Executive Vice President, Chief Legal Officer and Secretary